Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-221842

June 29, 2018

SSGA, World Gold Council roll out low-cost gold ETF

New offering is the cheapest gold strategy on the market

Julie Mansmann

Tuesday 26th June, 2018 4:08 PM ET

State Street Global Advisors and the World Gold Council unveiled what is now the cheapest gold exchange-traded fund on the market: the SPDR Gold MiniShares Trust (GLDM), which costs 18 basis points.

Like the behemoth in the space – the $33.5bn SPDR Gold Trust (GLD), priced at 40bps – GLDM is a physically-backed gold strategy listed on NYSE Arca. GLDM will initially list at a per-share trading price of 1/100th of an ounce of gold, however, while GLD represents the value of 1/10th of an ounce, according to SSGA.

BlackRock’s $11.1bn iShares Gold Trust (IAU) also tracks the price of 1/100 of an ounce of gold. The fund, which costs 25bps, has returned -2.96% year to date, according to ETF.com data.

SSGA decided to launch a similar-yet-cheaper offering instead of simply slashing GLD’s fees because it didn’t know if such a move could impact GLD’s liquidity, Matthew Bartolini, SSGA’s head of SPDR Americas Research, said.

“We didn’t want to disrupt the strong ecosystem that GLD has built over 14 years,” Bartolini said. “The high share price gives it that optionality and robust liquidity because the options market is so deep. The higher the share price, the better.”

GLDM’s lower expense ratio and share price may appeal to investors who use robo-advisers and model portfolios, Bartolini said.

“Those clients are ever-expanding because of the rise of digital advice, but also low-minimum accounts at traditional wirehouses,” he said. “You see a lot of $5,000 minimum models. It’s really hard to allocate capital the same way you do for a $5m minimum model where you might have gold in the portfolio because you do believe in the efficacy of its portfolio construction attributes. Having a vehicle like this … really allows us to provide our clients a full bench of portfolio tools to implement so they can meet their outcomes.”

The success of SSGA’s SPDR Portfolio ETFs’ rebrand and fee cut in October also inspired SSGA and the World Gold Council to roll out a cheaper gold strategy, Bartolini said along with Joe Cavatoni, managing director at the World Gold Council. The suite reeled in about $10.5bn in the four months after SSGA made the changes (FA, 2/26).

The ETF giant’s scale allowed it to offer the low fee, Bartolini added.

GLD has returned -3.04% year to date and 3.21% over the trailing 10-year period, according to ETF.com.

While gold strategies have underperformed recently because of a strong US Dollar, it remains an asset class on investors’ radars, according to Grant Engelbart, a portfolio manager at CLS Investments. Macroeconomic changes, such as inflation, rising interest rates in the US and geopolitical issues, may prompt more investors to look at gold ETFs, he explained.

“I think investors are attracted to gold because they view it as a hedge for geopolitical risk, but one that still has the potential to grow over time with inflation,” he said. “It tends to have very little correlation with equity markets – and volatility, for that matter – which is good for portfolio construction, but it also doesn’t always provide the downside protection investors are looking for. Gold was slightly positive in 2008, which is why many investors hold on to the hedging properties.”

iShares unveiled an actively managed ETF that seeks to provide exposure to the price performance of gold through a combination of gold futures contracts and IAU on June 8. The iShares Gold Strategy ETF (IAUF) at 25bps is a more tax efficient alternative to grantor trusts and commodity pools because individual investors receive Form 1099s for tax filing purposes, instead of the more complicated Form K-1, BlackRock executives contented (FA, 6/8).

But in SSGA view, physically-backed products are more beneficial for investors, Bartolini said.

“As a larger index manager, we pride ourselves on tracking error,” he said. “The best way to get tighter tracking error is through something that’s physically-backed. We want to be able to deliver the purest exposure possible.”

SSGA also wants to bolster its exchange-traded fund lineup with more sector plays, including artificial intelligence-guided offerings, and green bond strategies, according to Noel Archard, global head of product for its ETF lineup (FA, 6/25).

SPDR® Gold MiniSharesSM Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.